UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Explanatory Note

This Report on Form 6-K is being furnished by Psyence Biomedical Ltd. (the “Company”) to report (i) the appointment of Mr. Warwick Corden-Lloyd, the Company’s Chief Financial Officer, to the Board of Directors effective October 30, 2025, and (ii) the Company’s entry into Amendment No. 2 to its Common Stock Purchase Agreement with White Lion Capital LLC on November 4, 2025.

Appointment of Director

On October 30, 2025, the Board of Directors appointed Mr. Warwick Corden-Lloyd, the Company’s Chief Financial Officer, to serve as a director of the Company, to hold office until the next annual general meeting of shareholders or until his successor is duly elected or appointed, in accordance with applicable law and the Company’s governing documents. The Board accepted Mr. Corden-Lloyd’s written consent to act as a director. There are no arrangements or understandings between Mr. Corden-Lloyd and any other person pursuant to which he was selected as a director, and there are no family relationships reportable under applicable securities laws. Mr. Corden-Lloyd serves as an employee in his capacity as Chief Financial Officer and is compensated accordingly; he does not presently receive separate compensation for his service on the Board.

Entry into a Material Amendment to a Material Definitive Agreement

On November 4, 2025, the Company and White Lion Capital LLC (“White Lion”) entered into Amendment No. 2 to their Common Stock Purchase Agreement dated July 25, 2024, as previously amended on December 20, 2024 (as so amended, the “CSPA”). Amendment No. 2, among other things, increases the Company’s potential aggregate drawdown capacity, extends the commitment period, adds a volume-weighted average price (“VWAP”) purchase mechanic after certain funding thresholds are met (including a VWAP-based purchase price and per-notice caps tied to trading volume, subject to waiver), clarifies the timing of closings and funds flow, updates provisions relating to short sales, and makes other conforming changes.
The foregoing description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2, a copy of which is furnished as Exhibit 10.3 to this Report on Form 6-K.

Press Releases

In addition, the Company released a press release on November 6, 2025 titled “Psyence BioMed Doses Multiple Patients and Expands Clinical Sites in Phase IIb Study for Adjustment Disorder in Palliative Care,” and, on November 3, 2025, released a press release titled “Psyence BioMed Strengthens Strategic Partnership with PsyLabs Through USD $3,500,000 Follow-On Investment.” Copies of these press releases are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding potential future sales of common shares under the CSPA (as amended), the timing, conduct and potential outcomes of clinical trials, regulatory matters, and the Company’s strategy and prospects. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, market conditions, the satisfaction of conditions to drawdowns under the CSPA, clinical development risks, regulatory approvals, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission and applicable Canadian securities regulators. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Incorporation by Reference

The information contained in this Report on Form 6-K, except for Exhibits 99.1 and 99.2 and the information under the heading “Press Releases,” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-285542), and any prospectuses or prospectus supplements filed pursuant thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Common Stock Purchase Agreement, dated July 25, 2024, by and between the Company and White Lion (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on July 31, 2024).
10.2	Amendment No. 1 to Common Stock Purchase Agreement between Psyence Biomedical Ltd. And White Lion Capital LLC, dated December 20, 2024 (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form F-3 (File No. 333-289285) filed with the SEC on August 6, 2025).
10.3*	Amendment No. 2 to Common Stock Purchase Agreement between Psyence Biomedical Ltd. And White Lion Capital LLC, dated November 4, 2025.
99.1*	Press Release, dated November 6, 2025
99.2*	Press Release, dated November 3, 2025

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2025

Psyence Biomedical Ltd.

By:	/s/ Warwick Corden-Lloyd
Name:	Warwick Corden-Lloyd
Title:	Chief Financial Officer

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